February 10, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTERNATIONAL BUSINESS MACHINES CORPORATION, under the Exchange Act of 1934:

- €750,000,000 2.900% Notes Due 2030
- €1,100,000,000 3.150% Notes Due 2033
- €900,000,000 3.450% Notes Due 2037
- €750,000,000 3.800% Notes Due 2045

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com